January 22, 2026

Willard Station
Chief Financial Officer
Albany International Corp.
325 Corporate Drive
Portsmouth, New Hampshire 03801

        Re: Albany International Corp.
            Form 10-K for the Fiscal Year Ended December 31, 2024
            Form 8-K Filed November 5, 2025
            Response Dated December 23, 2025
            File No. 001-10026
Dear Willard Station:

       We have reviewed your December 23, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 15, 2025 letter.

Form 8-K Filed November 5, 2025
Reconciliations of Non-GAAP Financial Measures, page 8

1. We considered your response to prior comment one. Presenting non-GAAP financial measures that exclude the CH-53K program losses and related adjustments does not appear to be appropriate given the nature of your fixed price long-term contracts. In this regard, recording changes in contract estimates is a normal recurring aspect in revenue recognition for fixed price long-term contracts. Please revise your future filings to remove this adjustment.
 January 22, 2026
Page 2

       Please contact Dale Welcome at 202-551-3865 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Manufacturing